Exhibit 21

Middlesex Water Company

Subsidiaries

Jurisdiction of Organization
Tidewater Utilities, Inc.	Delaware
Pinelands Water Company	New Jersey
Pinelands Wastewater Company	New Jersey
Utility Service Affiliates (Perth Amboy) Inc.	New Jersey
Utility Service Affiliates, Inc.	New Jersey
Twin Lakes Utilities, Inc.	Pennsylvania
Middlesex Water Maryland, Inc.	Maryland